Quaker Investment Trust
309 Technology Drive
Malvern, PA 19355

April 30, 2010

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Linda Stirling

Re:	Quaker Investment Trust
File Nos. 811-06260/333-165857

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Quaker Investment Trust (the “Registrant”) we hereby file this delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-165857) relating to the proposed acquisition of the assets and liabilities of the investment portfolio of the Pennsylvania Avenue Event-Driven Fund, a series of the Pennsylvania Avenue Funds, by the Quaker Event Arbitrage Fund, a series of the Registrant.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Questions and comments concerning the above may be directed to Jonathan M. Kopcsik of Stradley Ronon Stevens & Young, LLP at (215) 564-8099.

Quaker Investment Trust

/s/Justin Brundage
Justin Brundage
Secretary